SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

TABLE OF CONTENTS

1.	Press Release issued on July 19, 2004, announcing results for the second quarter of 2004.

2.	Press Release issued on July 19, 2004, announcing Grupo Imsa´s exit from the battery business.

Second Quarter 2004
NYSE	BMV

GRUPO IMSA ANNOUNCES SECOND QUARTER 2004 RESULTS

Sales Grow 34% and Operating Margin 101%

Monterrey, Mexico, July 19, 2004 - Grupo Imsa, S.A. de C.V. (NYSE: IMY) today announced results for the second quarter of 2004.1

SECOND QUARTER 2004 HIGHLIGHTS

•	Second quarter revenues of all four business segments rose. Total sales reached a historic quarterly maximum of Ps 10,589, an increase of 34.3% year-over-year and of 20.4% quarter-over-quarter. In dollar terms, revenues grew 32.3% compared to the second quarter of 2003 to a total of US$930.

•	IMSA ACERO’s second quarter 2004 sales volume was 10.2% higher than that of the same quarter of 2003.

•	Operating expenses as a percent of sales were 8.1% in second quarter 2004, down from 11.0% in second quarter 2003.

•	Operating income for second quarter 2004 reached a historic quarterly maximum of Ps 1,345, an increase of 101.3% compared to the same period of 2003 and of 115.9% quarter-over-quarter. In dollar terms, operating income grew 101.7% compared to second quarter 2003 to US$119.

•	Second quarter EBITDA also reached a historic maximum, totaling Ps 1,738, 69.7% above that of the same period of 2003 and 72.4% more than first quarter 2004. In dollar terms, EBITDA grew 69.6% compared to the second quarter of 2003 to US$153.

•	Grupo Imsa’s net debt was reduced by US$16 in the second quarter of 2004, and by US$130 during the past twelve months.

•	Net interest coverage – defined as EBITDA divided by net interest expense – was 16.2 times for the past twelve months, while leverage – defined as total debt divided by EBITDA – was 2.1 times.

•	Grupo Imsa and Johnson Controls formalized an agreement whereby Grupo Imsa will exit the automotive battery business and Johnson Controls, its JV partner since 1998, will assume 100% ownership.

[1]	Unless otherwise stated, all figures are presented in millions of June 30, 2004 pesos (Ps), or in millions of nominal U.S. dollars (US$).

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Consolidated Financial Results

Mr. Eugenio Clariond Reyes, Grupo Imsa’s Chief Executive Officer, explained: “Today, we are presenting our results for the second quarter of 2004. I am pleased to inform you that Grupo Imsa is reporting historic maximum sales and operating income. The markets in which we participate have recovered as a result of the improved economic conditions in the United States and Mexico. With this support and our continued efforts, we increased our sales volume, were able to reflect part of the rise in cost of our main inputs in our prices, and improved our efficiency thereby reducing operating expenses. I firmly believe that we are on the right track, so we will continue seeking market opportunities and growing our efficiency to make 2004 an excellent year for Grupo Imsa.” Mr. Clariond added, “Today we also announced an agreement whereby Grupo Imsa will exit the automotive battery business. This business will create more value as a wholly owned subsidiary of Johnson Controls, our JV partner for the last six years and the world’s automotive battery leader. For Grupo Imsa this transaction represents an opportunity to exit the battery business at the right time and to look for opportunities to create value for its shareholders and further strengthen its balance sheet.”

SALES

Grupo Imsa’s revenues reached a historic quarterly maximum in the second quarter of 2004 (2Q04). In dollar terms, net sales for the quarter were US$930, an increase of 32.3% over second quarter 2003 (2Q03) and of 18.3% compared to first quarter 2004 (1Q04). In peso terms, net sales for 2Q04 totaled Ps 10,589, an upswing of 34.3% over 2Q03 and of 20.4% vs. 1Q04. The year-over-year and quarter-over-quarter revenue growths were a result of a more favorable economic environment for Grupo Imsa’s businesses, with the Company reporting increased sales volumes, as well as higher product prices to reflect part of the rise in cost of its main inputs.

For 2Q04, domestic sales amounted to Ps 5,114, 37.9% above 2Q03 and 15.2% more than 1Q04. Foreign sales for 2Q04 totaled Ps 5,475, an increase of 31.1% over 2Q03 and of 25.7% compared to 1Q04. Foreign sales for the quarter represented 52% of total net sales.

The following is a breakdown by business segment for the quarter:

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Sales	2Q04		1Q04		2Q03		Ac.04		Ac.03
IMSA ACERO	Ps	5,693	Ps	4,753	Ps	3,752	Ps	10,446	Ps	7,235
ENERMEX		1,275		1,159		1,256		2,434		2,364
IMSATEC		2,649		2,075		2,109		4,723		3,934
IMSALUM		971		809		767		1,780		1,501
Total net sales[1]	Ps	10,589	Ps	8,796	Ps	7,884	Ps	19,385	Ps	15,035
TOTAL US$ avg.		930		786		703		1,716		1,325

OPERATING INCOME

Operating income in nominal dollar terms for 2Q04 totaled US$119, an increase of 101.7% over 2Q03 and of 112.1% vs. 1Q04. Operating income for 2Q04 in peso terms was Ps 1,345, a growth of 101.3% vs. 2Q03 and of 115.9% over 1Q04. Grupo Imsa’s operating margin for the quarter was 12.7%, compared to 8.5% for 2Q03 and 7.1% for 1Q04.

EBITDA

EBITDA for 2Q04 totaled US$153, representing increases of 69.6% year-over-year and of 69.5% quarter-over-quarter. EBITDA for the quarter in peso terms was Ps 1,738, 69.7% above 2Q03 and 72.4% more than 1Q04.

EBITDA contribution per business segment in 2Q04 was as follows:

EBITDA	2Q04		1Q04		2Q03		Ac.04		Ac.03
IMSA ACERO	Ps	1,236	Ps	638	Ps	571	Ps	1,875	Ps	1,120
ENERMEX		260		242		297		502		569
IMSATEC		187		75		141		262		173
IMSALUM		81		74		55		155		112
Corporate		(26)		(21)		(40)		(48)		(79)
TOTAL	Ps	1,738	Ps	1,008	Ps	1,024	Ps	2,746	Ps	1,895
TOTAL US$ avg.		153		90		90		243		166
EBITDA margin		16.4%		11.5%		13.0%		14.2%		12.6%

[1]	The sum of these amounts does not equal the consolidated net sales for the periods presented because Corporate and Other has been excluded.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

INTEGRAL FINANCING COST (INCOME)

The integral financing cost for 2Q04 was Ps 261, compared to revenues of Ps 174 in 2Q03 and Ps 138 in 1Q04. The main reason for the change in integral financing result compared to 2Q03 and 1Q04 was the foreign exchange loss resulting from a 2.3% depreciation of the Mexican peso vis-à-vis the U.S. dollar in 2Q04, while appreciations of the peso of 2.7% in 2Q03 and 0.7% in 1Q04 resulted in foreign exchange gains.

Interest expense fell 21.8% in 2Q04 compared to 2Q03 as a result of a decline in Libor interest rate, the Company having contracted debt with lower spreads over Libor and a reduction in debt.

Integral Financing Cost (Income)	2Q04		1Q04		2Q03		Ac. 04		Ac. 03
Interest expense	Ps	93	Ps	83	Ps	119	Ps	176	Ps	217
Interest income		(7)		(26)		(5)		(33)		(14)
Foreign exchange loss (gain)		185		(73)		(271)		112		85
Gain from monetary position		(10)		(122)		(17)		(132)		(132)
Integral financing cost (income)	Ps	261	Ps	(138)	Ps	(174)	Ps	123	Ps	156

MAJORITY NET INCOME

For 2Q04, the Majority Net Income was Ps 615, compared to incomes of Ps 484 for 2Q03 and Ps 435 for 1Q04. The increase in Net Income compared to 2Q03 and 1Q04 reflects operating income growth.

Majority Net Income	2Q04		1Q03		2Q03		Ac. 04		Ac. 03
Majority net income	Ps	615	Ps	435	Ps	484	Ps	1,050	Ps	496
Majority net income per equity unit	Ps	1.09	Ps	0.77	Ps	0.86	Ps	1.87	Ps	0.88
Majority net income per ADS	US$	0.87	US$	0.65	US$	0.68	US$	1.52	US$	0.69

As of June 30, 2004, Grupo Imsa had 2,811.8 million shares outstanding, equivalent to 562,362,758 equity units and 62,484,751 ADSs.

FINANCIAL POSITION

Net debt as of June 30, 2004 was US$781, a decrease of US$16 compared to the net debt presented in the balance sheet as of March 31, 2004 and of US$130 compared to net debt as of June 30, 2003. Total debt as of June 30, 2004 was US$865, US$103 below total debt as of June 30, 2003.

Net interest coverage defined as EBITDA divided by net interest expense was 16.2 times for the twelve months ended June 30, 2004, while interest coverage defined as EBITDA divided by gross interest expense was 13.5 times for the same period. The total debt to EBITDA ratio for the past twelve months was 2.1 times as of June 30, 2004.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Financial Results by Segment

IMSA ACERO

Sales

2Q04 sales volume was 576 thousand tonnes, an increase of 10.2% over 2Q03 but a decline of 9.6% compared to 1Q04. Domestic shipments for the quarter totaled 413 thousand tonnes, 11.8% above 2Q03 but 5.0% below 1Q04. Foreign volume amounted to 163 thousand tonnes for 2Q04, a growth of 6.5% over 2Q03 but a decline of 19.4% versus 1Q04. The quarter-over-quarter decline in volume reflects a decrease in exports from Mexico, partially offset by an increase in the sales volume reported by Steelscape, IMSA ACERO’s subsidiary in the United States. The year-over-year growth in sales volume reflects increased steel demand in Mexico and the United States, which combined with a world shortage of steel that reduced imports to North America. In addition, the company was able to take advantage of part of the increase in annual hot-rolled steel production capacity to 2.2 million tonnes, which had become available in September 2003. The quarter-over-quarter decline in sales volume reflects the global steel shortage which made it difficult to totally satisfy raw material needs this quarter.

Net sales for 2Q04 reached Ps 5,693, an increase of 51.7% over 2Q03 and of 19.8% compared to 1Q04. The year-over-year growth reflects an upswing in sales volume and increased prices of the company’s products. The quarter-over-quarter rise in net sales was a result of higher average prices, which rose in line with international prices.

Operating Income and EBITDA

Operating income was Ps 973, an increase of 189.6% over 2Q03 and of 156.1% versus 1Q04. 2Q04 operating margin was 17.1%, compared to margins of 9.0% for 2Q03 and 8.0% for 1Q04. EBITDA for 2Q04 was Ps 1,236, a growth of 116.5% with respect to 2Q03 and of 93.7% versus 1Q04. In dollar terms, EBITDA rose 118.9% year-over-year and 90.7% quarter-over-quarter to US$109.

The year-over-year and quarter-over-quarter increases in operating income were largely due to a temporary rise in the margin between the cost of raw materials and the price of the company’s products. Product price increases outpaced the rise in costs because of existing inventories and because, during this period in which steel prices were continuously increasing in the international marketplace, the company received raw materials at prices that had been contracted in advance. An important part of the growth in operating income was a consequence of improved results in the United States and Central America. In the second half of the year, raw material costs will increase with respect to current market prices, thereby reducing IMSA ACERO’s margin compared to the first half of the year. The company will continue its efforts to expand its market presence and increase efficiency in order to reduce the effects of the rise in raw material costs.

Additionally, operating income rose year-over-year because the increase in sales volume improved the coverage of fixed costs. The quarter-over-quarter growth also reflects a sales mix with increased domestic volume and painted steel volume in the United States, segments that produce better margins.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

There was a generalized rise in global steel prices during the first half of 2004. The recovery of a large number of the world’s principal economies resulted in an increase in the consumption of steel. As far as the offer side is concerned, there is currently a shortage of the raw materials required to produce steel, and the cost of many industry-related inputs has increased. As a result, the market has been under pressure and prices have been rising. However, during the last few months, China has reduced its level of purchasing, largely reflecting credit restrictions imposed by the Chinese government, which has resulted in the stabilization of steel prices in that country. In the North American markets, steel prices continued to rise during the second quarter of the year and remain strong.

ENERMEX

Sales

ENERMEX’S 2Q04 sales volume totaled 5.7 million batteries, representing a decrease of 4.2% compared to 2Q03 but an increase of 4.5% over 1Q04. The year-over-year decline largely reflects reduced sales volumes in the United States and Mexico. The quarter-over-quarter growth was a result of the second quarter being seasonally more active than the first in South America and the United States.

ENERMEX posted revenues of Ps 1,275 for 2Q04, an increase of 1.5% over 2Q03 and of 10.0% versus 1Q04. The year-over-year revenue growth reflects a price rise resulting from the increase in price of lead, while the quarter-over-quarter growth was a result of an upswing in sales volume combined with a higher average price because of the increase in foreign exchange rate and adjustments to reflect the price of lead.

Operating Income and EBITDA

Operating income for 2Q04 was Ps 208, a decrease of 16.8% compared to 2Q03 but a growth of 8.9% versus 1Q04. Operating margin for the quarter was 16.3%, compared to 19.9% for 2Q03 and 16.5% for 1Q04. EBITDA for the quarter totaled Ps 260, a decline of 12.5% compared to 2Q03 but an increase of 7.4% versus 1Q04. In dollar terms, EBITDA fell 12.1% year-over-year but rose 6.7% quarter-over-quarter, to US$23.

The main reason for the year-over-year decrease in operating margin was a significant rise in the price of lead, ENERMEX’s main raw material, as well as in the price of other secondary metallic raw materials. The approximately 78% year-over-year increase in lead prices affected margins in all markets, except the Mexican replacement segment which consumes recycled lead. The quarter-over-quarter decrease in margin reflects a reduction in domestic volume in the sales mix because the second quarter is seasonally less active than the first in the Mexican market.

IMSATEC

Sales

IMSATEC’s 2Q04 revenues totaled Ps 2,649, representing an upswing of 25.6% over 2Q03 and of 27.7% versus 1Q04. The year-over-year and quarter-over-quarter revenue growths reflect increased sales volumes for IMSATEC’s main businesses and higher prices of most of their products. Both in Mexico and the United States, the company’s businesses benefited from greater activity in the non-residential construction segment. In addition, these businesses, particularly those related to the sale of components for the construction industry, were able to reflect an important part of the increase in raw material costs in their product prices. The pre-

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

engineered metal buildings business operates with a larger lead-time between sales and product delivery, resulting in a longer lag between a rise in raw material costs and product price increases. Steel is the most important raw material in the buildings business, so the significant and rapid rise in steel prices limited the margin increase. The quarter-over-quarter revenue growth also reflects the second quarter of the year being seasonally stronger than the first.

Operating Income and EBITDA

Operating income totaled Ps135 in 2Q04, an increase of 55.2% compared to 2Q03 and of 513.6% vs. 1Q04. Operating margin for the quarter was 5.1%, compared to 4.1% for 2Q03 and 1.1% in 1Q04. EBITDA for the quarter was Ps 187, an increase of 32.6% vs. 2Q03 and of 149.3% with respect to 1Q04. In dollar terms, EBITDA grew year-over-year by 31.5% and quarter-over-quarter by 140.6% to US$16.

IMSATEC’s operating income rose year-over-year because of improved prorating of fixed costs as a result of higher sales volumes and most businesses being able to reflect raw material cost increases in their prices. In addition, the adjustments that were made to VP Holdings and other IMSATEC companies in 2003 to make their administrative processes more efficient resulted in a reduction in operating expenses as a percent of sales, which fell from 14.1% in 2Q03 to 11.2% in 2Q04. The quarter-over-quarter growth in operating income largely reflects the second quarter of the year being seasonally more active than the first.

During the first months of 2004, the market environment in the economies and industries in which the company participates improved, resulting in an increase in sales and in greater flexibility for the company to reflect rising input costs in its product prices. This growth trend is expected to continue in the second half of the year, since the backlog for the main IMSATEC businesses continues to outstrip that of 2003.

IMSALUM

Sales

IMSALUM’s 2Q04 revenues totaled Ps 971, a growth of 26.6% over 2Q03 and of 20.0% compared to 1Q04. The year-over-year upswing in revenues was due to the construction market remaining strong and the recovery of the industrial profiles market. Additionally, the price of final products has risen to reflect part of the increase in the cost of aluminum, and the economic recovery in the United States resulted in ladder volume growth in the U.S. market in 2Q04. The quarter-over-quarter increase was due to the fact that during the first quarter of the year the company concluded projects to raise ladder production capacity in order to satisfy increased demand from foreign customers, resulting in growing sales to these customers starting in the second quarter. Ladder sales volume in the United States is expected to remain strong for the rest of 2004, reflecting increased sales to existing clients.

Operating Income and EBITDA

Operating income for 2Q04 was Ps 68, representing increases of 58.1% over 2Q03 and of 11.5% vs. 1Q04. Operating margin for the quarter was 7.0%, compared to operating margins of 5.6% for 2Q03 and of 7.5% for 1Q04. IMSALUM’s 2Q04 EBITDA was Ps 81, 47.3% above that of 2Q03 and 9.5% more than for 1Q04. In dollar terms, EBITDA grew 48.3% year-over-year and 8.5% quarter-over-quarter to US$7.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Despite increased costs resulting from the rise in aluminum prices and a product mix with a higher proportion of foreign sales with lower margins, IMSALUM’s operating income grew in 2Q04. The year-over-year and quarter-over-quarter growths in operating income were due to the efforts the company has made to increase the efficiency of its operations. For example, the ladder business reorganized its organizational structure and logistics, becoming more competitive and efficient. Additionally, all IMSALUM businesses continue to implement improvement projects. Despite 2Q04 sales growing almost 27% compared to 2Q03, operating expenses only rose 2.1% year-over-year. Operating expenses as a percent of sales fell from 14.5% in 2Q03 and 13.7% in 1Q04 to 11.7% in 2Q04.

Corporate Developments

Grupo Imsa and Johnson Controls formalized an agreement whereby Grupo Imsa will exit the automotive battery business and Johnson Controls, its JV partner since 1998, will assume 100% ownership.

Grupo Imsa will obtain US$525 million, which includes absorption of debt by JCI, for its ownership of the automotive battery business. The primary use of the proceeds obtained from this transaction will be used to pay debt. This transaction is expected to close once the approval of the regulatory authorities is granted.

Mr. Eugenio Clariond, CEO of Grupo Imsa said, “Over the last six years, we have worked in a very close and friendly relationship with Johnson Controls in order to build a strong automotive battery business, achieve lower costs, a more efficient operation and increase our market share in both the North and South American markets while at the same time protecting the environment according to our commitment with the principles of Sustainable Development. These accomplishments have lead to better results year after year since the joint venture started. We at Grupo Imsa are applying the best of these experiences throughout our organization. We have carefully analyzed this opportunity and we have concluded that this business will create more value as a wholly owned subsidiary of Johnson Controls who is the world’s automotive battery leader.”

* * *

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in four core businesses: steel processed products; automotive batteries and related products; steel and plastic construction products; and aluminum and other related products. With manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America, Grupo Imsa currently exports to all five continents. In 2003 the Company’s sales reached US$2.8 billion, of which close to 55% was generated outside Mexico. Grupo Imsa’s shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416

jfornell@grupoimsa.com

TABLES TO FOLLOW

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Millions of Mexican pesos of

purchasing power as of June 30, 2004)

	June 2004	December 2003
ASSETS

Current:
Cash and cash equivalents	962	892
Accounts receivable-trade, net	5,765	4,572
Inventories	5,782	6,594
Other current assets	1,155	1,063

	13,664	13,121
Investment in associated companies	109	118
Property, plant and equipment, net	20,719	20,771
Other assets, net	699	802
Excess of cost over fair value of net assets acquired of subsidiaries	947	988

TOTAL ASSETS	36,138	35,800

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current:
Current portion of long-term debt	892	1,506
Bank loans	230	701
Accounts payable-trade	2,927	4,220
Advances from clients	138	254
Other accounts payable and accrued liabilities	1,638	1,345

	5,825	8,026

Lont-term debt	8,747	7,838
Deferred taxes	3,706	3,430
Other long-term liabilities	519	346

	12,972	11,614

TOTAL LIABILITIES	18,797	19,640

Excess of fair value of net assets acquired over cost of subsidiaries	79	96

Stockholder’s equity:
Common stock	5,048	5,045
Additional paid-in capital	2,958	2,959
Reserve for repurchase of own shares	158	139
Retained earnings	17,475	16,961
Insufficiency in capital restatement	(5,533)	(6,276)
Initial effect of deferred taxes	(3,691)	(3,691)

Majority interest	16,415	15,137
Minority interest	847	927

TOTAL STOCKHOLDERS’ EQUITY	17,262	16,064

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	36,138	35,800

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of Mexican pesos of purchasing power

as of June 30, 2004)

						% Change
	2Q04	1Q04	2Q03	Ac. 04	Ac. 03	2Q04/2Q03	2Q04/1Q04	Ac.03/Ac.02
NET SALES	10,589	8,796	7,884	19,385	15,035	34.3%	20.4%	28.9%
Domestic Sales	5,114	4,441	3,709	9,555	7,250	37.9%	15.2%	31.8%
Foreign Sales	5,475	4,355	4,175	9,830	7,785	31.1%	25.7%	26.3%
COST OF SALES	8,384	7,317	6,348	15,701	12,101	32.1%	14.6%	29.7%
OPERATING EXPENSES	860	856	868	1,716	1,748	-0.9%	0.5%	-1.8%

OPERATING INCOME	1,345	623	668	1,968	1,186	101.3%	115.9%	65.9%

Financial expenses	93	83	119	176	217	-21.8%	12.0%	-18.9%
Interest income	(7)	(26)	(5)	(33)	(14)	40.0%	-73.1%	135.7%
Foreign exchange loss (gain)	185	(73)	(271)	112	85			31.8%
Gain from monetary position	(10)	(122)	(17)	(132)	(132)	-41.2%	-91.8%	0.0%

INTEGRAL FIN. COST, NET	261	(138)	(174)	123	156			-21.2%

Other income, net	36	7	5	43	69	620.0%	414.3%	-37.7%

INCOME BEFORE TAXES AND EMPLOYEE’S PROFIT SHARING	1,048	754	837	1,802	961	25.2%	39.0%	87.5%

PROVISIONS FOR:
Income taxes	364	249	251	613	289	45.0%	46.2%	112.1%

Employees’ profit sharing	18	13	28	31	49	-35.7%	38.5%	-36.7%

CONSOLIDATED NET INCOME	666	492	558	1,158	623	19.4%	35.4%	85.9%

Net income of minority interest	51	57	74	108	127	-31.1%	-10.5%	-15.0%

Net income of majority interest	615	435	484	1,050	496	27.1%	41.4%	111.7%

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Millions of Mexican pesos of

purchasing power as of June 30, 2004)

	June 2004	December 2003
OPERATING ACTIVITIES:
CONSOLIDATED NET INCOME	1,158	1,034
ITEMS NOT (GENERATING) REQUIRING RESOURCES:

Depreciation and amortization	778	1,431
Amoritzation of excess of fair value of net assets acquired over cost of subsidiaries	17	17
Other	54	257

	2,007	2,739

CHANGES IN CURRENT ASSETS AND LIABILITIES NET OF EFFECTS FROM PURCHASES OF BUSINESSES:
Accounts receivable-trade	(1,193)	(297)
Inventories	1,647	(38)
Other current assets	(92)	(222)
Accounts payable-trade	(1,293)	1,017
Advances from clients	(116)	63
Other accounts payable and accrued liabilities	293	(313)

	(754)	210

RESOURCES GENERATED FROM OPERATING ACTIVITIES	1,253	2,949

FINANCING ACTIVITIES:
Proceeds (Payments) of short-term bank loans	(1,085)	438
Proceeds (Payments) from borrowings from banks and issuance of long-term debt	909	(683)
Dividends paid	(331)	(354)
Others	—	(346)

RESOURCES (USED IN) GENERATED FROM FINANCING ACTIVITIES	(507)	(945)

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(510)	(1,732)
Acquisition of companies and minority interest	(166)	—
Other assets	—	(21)

RESOURCES USED IN INVESTING ACTIVITIES	(676)	(1,753)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	70	251

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	892	641

CASH AND CASH EQUIVALENTS AT END OF PERIOD	962	892

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA S.A. DE C.V. AND SUBSIDIARIES

(Millions of Mexican pesos of purchasing power as of June 30, 2004)

	2Q04	1Q04	2Q03	Ac. 04	Ac. 03	2Q04/2Q03	2Q04/1Q04	Ac.04/Ac.03
IMSA ACERO
DOMESTIC SALES	3,784	3,101	2,464	6,885	4,774	53.6%	22.0%	44.2%
FOREIGN SALES	1,909	1,652	1,288	3,561	2,461	48.2%	15.6%	44.7%
% Export/Sales	33.5%	34.8%	34.3%	34.1%	34.0%
NET SALES	5,693	4,753	3,752	10,446	7,235	51.7%	19.8%	44.4%
COST OF SALES	4,440	4,080	3,152	8,519	6,041	40.9%	8.8%	41.0%
OPERATING EXPENSES	280	293	264	574	545	6.1%	-4.4%	5.3%
OPERATING INCOME	973	380	336	1,353	649	189.6%	156.1%	108.5%
OPERATING MARGIN	17.1%	8.0%	9.0%	13.0%	9.0%
EBITDA	1,236	638	571	1,875	1,120	116.5%	93.7%	67.4%
EBITDA MARGIN	21.7%	13.4%	15.2%	17.9%	15.5%

ENERMEX
DOMESTIC SALES	447	483	466	930	936	-4.1%	-7.5%	-0.6%
FOREIGN SALES	828	676	790	1,504	1,428	4.8%	22.5%	5.3%
% Export/Sales	64.9%	58.3%	62.9%	61.8%	60.4%
NET SALES	1,275	1,159	1,256	2,434	2,364	1.5%	10.0%	3.0%
COST OF SALES	937	838	861	1,775	1,603	8.8%	11.8%	10.7%
OPERATING EXPENSES	130	130	145	260	284	-10.3%	0.0%	-8.5%
OPERATING INCOME	208	191	250	399	477	-16.8%	8.9%	-16.4%
OPERATING MARGIN	16.3%	16.5%	19.9%	16.4%	20.2%
EBITDA	260	242	297	502	569	-12.5%	7.4%	-11.8%
EBITDA MARGIN	20.4%	20.9%	23.6%	20.6%	24.1%

IMSATEC
DOMESTIC SALES	484	432	417	915	801	16.1%	12.0%	14.2%
FOREIGN SALES	2,165	1,643	1,692	3,808	3,133	28.0%	31.8%	21.5%
% Export/Sales	81.7%	79.2%	80.2%	80.6%	79.6%
NET SALES	2,649	2,075	2,109	4,723	3,934	25.6%	27.7%	20.1%
COST OF SALES	2,218	1,764	1,724	3,980	3,267	28.7%	25.7%	21.8%
OPERATING EXPENSES	296	289	298	585	602	-0.7%	2.4%	-2.8%
OPERATING INCOME	135	22	87	158	65	55.2%	513.6%	143.1%
OPERATING MARGIN	5.1%	1.1%	4.1%	3.3%	1.7%
EBITDA	187	75	141	262	173	32.6%	149.3%	51.4%
EBITDA MARGIN	7.1%	3.6%	6.7%	5.5%	4.4%

IMSALUM
DOMESTIC SALES	397	426	362	823	737	9.7%	-6.8%	11.7%
FOREIGN SALES	574	383	405	957	764	41.7%	49.9%	25.3%
% Export/Sales	59.1%	47.3%	52.8%	53.8%	50.9%
NET SALES	971	809	767	1,780	1,501	26.6%	20.0%	18.6%
COST OF SALES	790	637	613	1,426	1,189	28.9%	24.0%	19.9%
OPERATING EXPENSES	113	111	111	224	224	1.8%	1.8%	0.0%
OPERATING INCOME	68	61	43	130	88	58.1%	11.5%	47.7%
OPERATING MARGIN	7.0%	7.5%	5.6%	7.3%	5.9%
EBITDA	81	74	55	155	112	47.3%	9.5%	38.4%
EBITDA MARGIN	8.3%	9.1%	7.2%	8.7%	7.5%

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

SALES VOLUME

	2Q04	1Q04	2Q03	Ac.04	Ac.03
STEEL PROCESSING IMSA ACERO (Tonnes)

Domestic Sales Volume	412,753	434,451	369,317	847,204	728,007

Export and Foreign Subsidiaries Sales Volume	162,856	202,104	152,845	364,960	288,233

TOTAL IMSA ACERO	575,609	636,555	522,162	1,212,164	1,016,240

	2Q04	1Q04	2Q03	Ac.04	Ac.03
AUTOMOTIVE BATTERIES (1) ENERMEX (000 Units)
Mexico
Domestic Market	1,308	1,457	1,377	2,764	2,806
Exports	2,734	2,596	3,212	5,330	5,633
Total (2)	4,042	4,053	4,589	8,094	8,439

Foreign Subsidiaries (3)	1,651	1,396	1,354	3,047	2,647

TOTAL ENERMEX	5,693	5,449	5,943	11,141	11,086

	2Q04	1Q04	2Q03	Ac.04	Ac.03
IMSALUM Aluminum (Tonnes)

TOTAL ALUMINUM	15,335	14,832	11,733	30,167	23,314

(1)	Includes 100% of the sales volume of the joint venture with Johnson Controls.
(2)	100% of this volume is consolidated in Enermex financial statements.
(3)	50% of this volume is consolidated in Enermex financial statements.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Selected Financial Information

Income Statement

US$Millions(1)

	2Q04	1Q04	2Q03	Ac.04	Ac.03
Net Sales
IMSA ACERO	501	425	334	926	637
ENERMEX	112	104	112	216	208
IMSATEC	232	185	189	417	350
IMSALUM	85	72	68	157	132
Grupo Imsa(2)	930	786	703	1,716	1,325

Operating Income
IMSA ACERO	86	34	29	120	56
ENERMEX	18	17	22	36	42
IMSATEC	12	2	8	14	6
IMSALUM	6	5	4	12	8
Grupo Imsa(2)	119	56	59	174	104

EBITDA
IMSA ACERO	109	57	50	166	97
ENERMEX	23	22	26	45	50
IMSATEC	16	7	12	23	15
IMSALUM	7	7	5	14	10
Grupo Imsa(2)	153	90	90	243	166

Majority Net Income
Grupo Imsa	54	40	43	95	43

(1)	Peso figures converted into dollars by dividing the monthly nominal pesos by the average monthly exchange rate.
(2)	The sum of these amounts does not equal the consolidated figures presented because Corporate and Other have been excluded.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Disclosures and Definitions

Methodology used for consolidation and presentation of results and other important disclosures

Grupo Imsa consolidates its results in Mexican pesos using Mexican generally accepted accounting principles (Mexican GAAP). Figures in this document are presented in millions of Mexican pesos as of June 30, 2004 (Ps), unless otherwise specified.

In compliance with Bulletin B-15, “Foreign Currency Translation of Foreign Currency Financial Statements,” the restatement factors applied to financial statements of prior periods are calculated on the basis of a weighted average index that takes into consideration the inflation rates of the countries in which Grupo Imsa’s subsidiaries operate and changes in the exchange rates of each country vis-à-vis the Mexican peso. The restatement factor for the twelve-month period of June 2003 – June 2004 was 1.07125; for the three-month period of March 2004 – June 2004, it was 1.01261.

For the convenience of the reader, this document contains U.S. dollar amounts for Grupo Imsa and its four business segments. The conversion from Mexican pesos to U.S. dollars is carried out by dividing nominal monthly peso amounts of the financial statements by the average Mexican peso – U.S. dollar exchange rate for that month, and then adding the results of the divisions into quarterly or accumulated figures. U.S. dollar (US$) figures in this document are presented in millions, unless otherwise specified.

Second quarter 2004 (2Q04) inflation was 0.1%, resulting in an inflation rate of 4.4% for the last twelve months. The Mexican peso depreciated 2.3% against the U.S. dollar during 2Q04 and 8.9% over the last twelve months. The exchange rate used as of June 30, 2004 was 11.4116 pesos per dollar. Since the price and cost structure of Grupo Imsa is mainly denominated in dollars, the performance of the Company is affected when financial information is expressed in real pesos.

The term EBITDA is used throughout this document because Grupo Imsa believes it is a widely accepted financial indicator of its ability to generate cash flow to operate, fund capital expenditures, pay taxes, service or incur debt, and pay dividends. EBITDA should not be considered as an indicator of Grupo Imsa’s financial performance, as a measure of liquidity or as a substitute for the statement of changes in financial position. EBITDA can be reconciled by adding operating income to depreciation and operating amortization, all of which are concepts accepted under Mexican GAAP.

This document contains forward-looking statements relating to Grupo Imsa’s future performance or its current expectations or beliefs. These include statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company participates. Grupo Imsa does not intend, and does not assume any obligation, to update these forward-looking statements.

Definition of terms

EBITDA: Operating income plus depreciation and operating amortization

Net Debt: Total debt, minus cash and cash equivalents

Net Interest Coverage: EBITDA divided by (interest expense minus interest income)

Interest Coverage: EBITDA divided by interest expense

Press Release
NYSE	BMV

GRUPO IMSA TO EXIT AUTOMOTIVE BATTERY BUSINESS

Monterrey, N.L., Mexico – July 19, 2004 – Grupo Imsa, S.A. de C.V. (BMV: IMSA; NYSE: IMY) and Johnson Controls, Inc. (NYSE: JCI) today announced an agreement whereby Grupo Imsa will exit the automotive battery business and Johnson Controls, its JV partner since 1998, will assume 100% ownership.

Grupo Imsa will obtain US$525 million, which includes absorption of debt by JCI, for its ownership of the automotive battery business. The primary use of the proceeds obtained from this transaction will be used to pay debt. This transaction is expected to close once the approval of the regulatory authorities is granted.

Mr. Eugenio Clariond, CEO of Grupo Imsa said, “Over the last six years, we have worked in a very close and friendly relationship with Johnson Controls in order to build a strong automotive battery business, achieve lower costs, a more efficient operation and increase our market share in both the North and South American markets while at the same time protecting the environment according to our commitment with the principles of Sustainable Development. These accomplishments have lead to better results year after year since the joint venture started. We at Grupo Imsa are applying the best of these experiences throughout our organization. This business will create more value as a wholly owned subsidiary of Johnson Controls who is the world’s automotive battery leader. For Grupo Imsa this transaction represents an opportunity to exit the battery business at the right time and to look for opportunities to create value for its shareholders and further strengthen its balance sheet.”

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in four businesses: steel processed products; automotive batteries and related products; steel and plastic construction products; and aluminum and other related products. Grupo Imsa operates manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America. In 2003 the Company’s sales reached US$2.8 billion, of which close to 55% was generated outside Mexico. Grupo Imsa shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Johnson Controls is a global market leader in automotive systems and facility management and control. In the automotive market, it is a major supplier of integrated seating and interior systems, and batteries. For nonresidential facilities, Johnson Controls provides control systems and services including comfort, energy and security management. Johnson Controls (NYSE: JCI), founded in 1885, has headquarters in Milwaukee, Wisconsin.

Contacts:

Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416

jfornell@grupoimsa.com

This document may contain forward-looking statements relating to Grupo Imsa’s future performance or its current expectations or beliefs. These include statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company participates. Grupo Imsa does not intend, and does not assume any obligation, to update these forward-looking statements.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V. (Registrant)

Dated: July 21st, 2004	By:	/s/ MARCELO CANALES CLARIOND
	Name: Title:	Marcelo Canales Clariond Chief Financial Officer